CONSENT OF KEN JONES

The undersigned hereby consents to the references to, and the information derived from, (i) the report titled “NI 43-101 Technical Report Feasibility Study on the Fekola Gold Project in Mali” dated effective June 30, 2015, (ii) the report titled “Masbate Gold Operation, Republic of Philippines, NI 43-101 Technical Report on Operations” dated effective December 31, 2016, and to the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp., dated March 23, 2018, and the registration statements on Form S-8 (No. 333-192555, No. 333-200228, No. 333-206811 and No. 333-218710) of B2Gold Corp.

/s/ Ken Jones
Ken Jones
March 23, 2018